Exhibit 99.2

Dr. REDDY'S LABORATORIES LTD.

8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

April 10, 2018

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub : Board Meeting

Pursuant to Regulation 29 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Tuesday, May 22, 2018, inter alia, to consider and approve the Audited Financial Results of the Company for the financial year ended March 31, 2018 and recommend dividend, if any, for the financial year 2017-18.

Further, kindly note that the Company’s trading window for dealing in securities by the ‘Insiders’ is closed from Monday, April 16, 2018 and ending on Thursday, May 24, 2018 (both days inclusive).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary